Cool Company Ltd. Announces Satisfaction of Conditions Precedent to Completion of Merger with Wholly Owned Subsidiary of EPS Ventures Ltd. January 6, 2026 London, UK Reference is made to the stock exchange announcement published by Cool Company Ltd. (“CoolCo” or the “Company”) (NYSE: CLCO / CLCO.OL) earlier today, announcing that a special general meeting of its shareholders approved the previously announced proposed merger of CoolCo with a newly formed, wholly owned subsidiary of EPS Ventures Ltd. (“EPS”). CoolCo is pleased to announce that, following such approval, all conditions precedent to the completion of the merger have been satisfied. The parties anticipate that the merger will be completed on January 9, 2026. CoolCo will therefore request that the Oslo Stock Exchange suspend CoolCo’s common shares from trading on Euronext Growth Oslo before market open on January 9, 2026. Accordingly, and subject to such suspension and completion of the merger, January 8, 2026 will be the last day of trading in the CoolCo shares on Euronext Growth Oslo. As previously announced, the transaction will be implemented through a cash merger of a wholly owned subsidiary of EPS with and into CoolCo under the laws of Bermuda, with CoolCo as the surviving company. Upon completion of the merger, the Company will be wholly owned by EPS and its subsidiaries. Upon completion of the merger, holders of Company common shares that are eligible to receive the merger consideration and which are registered in Euronext Securities Oslo (VPS) and listed on Euronext Growth Oslo as of the close of business on January 8, 2026 (the cut-off date), as they will appear in CoolCo’s shareholders register with the VPS as of the close of business on January 12, 2026 (the VPS payment record date), will receive the Norwegian kroner equivalent of the merger consideration of $9.65 per CoolCo common share they own as of the close of business on the cut-off date and as recorded with the VPS on the VPS payment record date. The USD/NOK exchange rate will be the rate obtained by CoolCo’s VPS account operator and will be set on the date the VPS account operator receives the USD-denominated merger consideration, expected to be on or about January 12, 2026. The merger consideration is expected to be paid by the VPS account operator on or about January 14, 2026. Holders of Company common shares that are eligible to receive the merger consideration and which are listed on the New York Stock Exchange (NYSE) (other than common shares registered in the VPS) will, upon completion of the merger, receive merger consideration through the facilities of the Depositary Trust Corporation (DTC). In connection with the completion of the merger, CoolCo expects to be delisted from the New York Stock Exchange and Euronext Growth Oslo. A separate stock exchange notice is anticipated to be published in this regard. ABOUT COOLCO CoolCo is an LNG Carrier pure play with a fleet of 13 vessels and a well-balanced portfolio of short- and long-term charters with the world’s leading oil & gas, trading, and utility companies. In addition to organic growth from two newbuilds delivered in Q4 2024 and Q1 2025, CoolCo’s strategy includes ongoing assessment of growth opportunities through vessel acquisitions and potential consolidation in the fragmented LNG market. Through its in-house LNG transportation and infrastructure management platform, CoolCo operates its own vessels and provides management services to third-party owners. The company benefits from the scale and support of Eastern

Pacific Shipping, an affiliate of its largest shareholder and the owner of one of the world’s largest independent shipping fleets. This affiliation strengthens CoolCo’s strategic position with shipyards, financial institutions, and deal flow access. CoolCo is committed to supporting global decarbonization and energy security. As part of its LNGe upgrade program, the company aims to reduce emissions by 10-15%, contributing to a fleet-wide emissions reduction target of 35% from 2019 to 2030. Additional information about CoolCo can be found at www.coolcoltd.com. FORWARD LOOKING STATEMENTS This press release and any written or oral statements made by us in connection with this press release include forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including but not limited to, statements regarding the transaction described above (the “Transaction”), the anticipated timing of the completion of the Transaction, the expected timing of the suspension of trading of the Company’s shares on Euronext Growth Oslo, the expected last day of trading of the CoolCo shares on Euronext Growth Oslo, the date of the determination of the USD/NOK exchange rate, the anticipated timing of the VPS payment record date and the cut-off date, the expected timing of the payment of the USD-denominated merger consideration in the VPS and the payment of the merger consideration by the VPS account operator, the expected delisting of CoolCo from the New York Stock Exchange and Euronext Growth Oslo and the timing of any stock exchange notices therewith, and other non-historical statements. Any forward-looking statements contained herein are based on our historical performance and our current plans, estimates, strategies, priorities and expectations and are not a representation that such plans, estimates, or expectations will be achieved. These forward-looking statements represent our expectations as of the date of this press release. Subsequent events may cause these expectations to change, and we disclaim any obligation to update the forward-looking statements in the future, except as required by law. These forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from our current expectations. Important factors that could cause actual results to differ materially from those anticipated in our forward-looking statements include risks relating to completion of the Transactions and the timing thereof and the timing of payments and other risks described in the Schedule 13E-3 Transaction Statement filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) and in other filings with and submissions to the SEC, which are accessible on the SEC’s website at www.sec.gov and the Investor Relations page of our website at https://www.coolcoltd.com/investors/sec-filings. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in connection with the Transaction, which constitutes a “going private transaction” subject to the requirements of Rule 13e-3 under the U.S. Securities Exchange Act of 1934 and, therefore, certain participants in the Transaction have filed a Schedule 13E-3 Transaction Statement with the SEC. The Schedule 13E-3 contains important information on the Company, EPS, the Transaction and related matters, including a proxy statement for a special meeting of the Company shareholders. These participants may also file other relevant documents with the SEC regarding the Transaction. This communication is not a substitute for the Schedule 13E-3 (as it may be amended or supplemented) or any other document that the Company or EPS may file with the SEC with respect to the Transaction. SHAREHOLDERS ARE URGED TO READ THE SCHEDULE 13E-3, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTICIPANTS IN THE TRANSACTION AND THE TRANSACTION. Shareholders are able to obtain copies of these materials and other documents containing important information about the Transaction and participants in the

Transaction, free of charge, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website at https://www.coolcoltd.com/investors/sec-filings. This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act. For more information, questions should be directed to: c/o Cool Company Ltd. - +44 207 659 1111 / ir@coolcoltd.com Richard Tyrrell - Chief Executive Officer John Boots - Chief Financial Officer